Exhibit 21

SUBSIDIARIES OF GEOVIC MINING CORP.

Name of Subsidiary	Jurisdiction of Organization
Geovic, Ltd.(1)	Cayman Islands
Geovic Energy Corp.(1)	Colorado
Geovic Cameron, Plc.(2)	Cameroon
Pawnee Drilling, LLC(3)	Colorado

(1)	100% owned by Geovic Mining Corp.

(2)	60% owned by Geovic, Ltd.

(3)	100% owned by Geovic Energy Corp.